VIA EDGAR

January 31, 2022

Mr. Larry Spirgel, Office Chief

Mr. Mitchell Austin, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation
Form 10-K for the Year Ended December 31, 2020 File No. 001-32871

Dear Mr. Spirgel and Mr. Austin:

Comcast Corporation (the “Company,” or “we,” “our” or “us”) is writing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated January 14, 2022, issued in response to the Company’s letter dated November 17, 2021 (the “Second Response Letter”) in response to the Staff’s prior letter dated October 19, 2021, issued in response to the Company’s letter dated September 28, 2021 (the “First Response Letter”) in response to the Staff’s initial letter dated September 14, 2021, all relating to the Company’s Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). Except as otherwise noted, terms used but not defined herein have the meanings set forth in the Second Response Letter.

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

1.	Your response to prior comment 2 (second bullet point) makes reference to your goal to be carbon neutral across your Scope 1 and 2 emissions as a consideration in your assessment of reputational risks. Please clarify your response to explain how you considered these goals in your assessment of anticipated reputational risks resulting from operations, products, or services that produce material greenhouse gas emissions.

Response

In the Second Response Letter, we referred to our goal to be carbon neutral across our Scope 1 and 2 emissions by 2035 in the context of responding to the Staff’s comment that requested, among other things, that we explain how we concluded that we have not experienced material indirect consequences of climate-related regulation or business trends.

Consistent with the Climate Guidance, implicit in our conclusion that we have not experienced such material indirect consequences was that we had not experienced (and do not expect to experience) any impact to our reputation as a result of our carbon footprint that had exposed (or is expected to expose) the Company to material adverse consequences to our business operations or financial condition.

As part of our assessment of such potential reputational risks, we considered our current carbon footprint and our goal to be carbon neutral across our Scope 1 and 2 emissions by 2035. Though we have no reason to believe, as we explained in the Second Response Letter, that we have experienced (or should expect to experience) material indirect consequences of climate-related business trends as a result of our carbon footprint (including those that may result from the reputational impact thereof), we nonetheless understand, as we noted in the First Response Letter, that climate-related issues are generally of interest and concern to a broad range of our stakeholders, including our customers, employees, suppliers, the communities in which we operate and investors. With that in mind, we consider our carbon neutral goal and the steps we have taken and expect to continue to take as we further refine our goals and plans as a positive contribution to our reputation in this area.

2.	Please expand on your response to prior comment 3 to provide additional information explaining and quantifying the weather-related impacts on the cost of insurance. In addition, tell us how you considered providing disclosure regarding the reduced availability of insurance coverage for fire-related events in wildfire-prone geographies.

Response

There are a myriad of factors that affect pricing and availability of insurance coverage, including the amount that we insure through third-party insurers and the amount that we self-insure through our wholly-owned captive insurer. Insurance also can be further broken down into insurance for property damage and business interruption that we suffer, on the one hand, and insurance for third-party liability that we incur, on the other hand. As we noted in the Second Response Letter, we have experienced reduced availability of insurance coverage for events such as fire-related events in wildfire-prone geographies. Specifically, our amounts of available third-party liability coverage have decreased by approximately 45% over the past five years. Although we believe, based on conversations with our insurance advisors, that weather-related impacts, primarily with respect to wild fire risks, have resulted in changes to the pricing and coverage availability of third-party liability insurance policies in particular, it is difficult to identify one key driver of such changes, in part because our insurance policies cover a variety of different risks and events, including weather-related events.

In the years ended December 31, 2018, 2019 and 2020, our insurance premiums for property and business interruption protection paid to third-party insurers were $26 million, $42 million and $52 million, respectively. For reference, our premiums paid for 2021 decreased to $47 million, as compared to premiums for 2020. In addition, for reference, we noted in the Second Response Letter that in 2020, 2019 and 2018, we received approximately $112 million of aggregate insurance reimbursements in respect of prior severe weather events. We estimate that our insurance premiums for third-party liability coverage, which includes the maximum coverage we can obtain for legal liability across a broad range of events, from automobile accidents to wildfires, have increased from approximately $8 million for 2018 to $22 million for 2022. In the context of our other operating and administrative expenses of $33.1 billion, $32.8 billion and $28.1 billion for 2020, 2019 and 2018, respectively, expenses associated with our insurance premiums were not material to the Company.

Second, though we have experienced reduced availability of insurance coverage, particularly of third-party liability coverage, the coverage reduction has not had a material impact on the Company (because, as an initial matter, we have not incurred annual losses from weather-related events in excess of our third-party liability coverage limits). However, in the Form 10-K, we have described the risks associated with such reduced coverage in this context. Specifically, we refer the Staff to the risk factor titled “We rely on network and information systems and other technologies, as well as key properties, and a disruption, cyber attack, failure or destruction of such networks, systems, technologies or properties may disrupt our businesses.”

In this risk factor, the Company explained that “…natural disasters…or other similar events, could result in a degradation or disruption of our products and services, excessive call volume to call centers, theft or misuse of our intellectual property or other assets, a reduction in demand for our theme parks, disruption of the security of our internal systems and products and services or satellite transmission signals, the compromise of confidential or technical business information or damage to our equipment, data, properties and reputation.” We also noted that “…severe weather events such as hurricanes and wild fires have impacted our services, products and properties from time to time in the past and will in the future.” Later in the same risk factor, the Company addressed the availability of insurance coverage, noting that “…the amount and scope of insurance we maintain against losses resulting from any such events…likely would not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result, and the occurrence of any such events or security breaches could have an adverse effect on our business.”

We further advise the Staff that we intend to revise the risk factor described above in our Form 10-K for the year ended December 31, 2021 to delineate more clearly risks related to natural disasters and severe weather events from risks that relate primarily to our network and information systems as a result of events such as cyber attacks and the destruction of such networks and systems. We believe that such clarification will be useful for investors.

* * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and our management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (215) 286-5456 with any questions you may have with respect to the foregoing.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
Name: Elizabeth Wideman
Title: Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Cavanagh, Chief Financial Officer

Thomas J. Reid, Chief Legal Officer and Secretary

Daniel C. Murdock, Executive Vice President and Chief Accounting Officer

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